COST OF LIVING RIDER                        In this rider  "we," "our" and "us"
                                            mean The Equitable of Colorado, Inc.

                                            "You" and "your"  mean the owner of
                                            the  policy at the time an  owner's
                                            right is exercised.

--------------------------------------------------------------------------------

We will automatically increase the face amount of insurance under the policy from time to time to reflect increases in the cost of living, which we will measure by increases in the Consumer Price Index (CPI). We will not require evidence of the insured person's insurability for these increases, but the increases will be subject to the terms of this rider.

WHEN INCREASES GO INTO EFFECT. Increases are regularly scheduled to go into effect on every third anniversary of the effective date of this rider.

The effective date of this rider is the Register Date of the policy or, if it is added after the policy is issued, the policy anniversary on or next following the Date of Issue of this rider. If this rider terminates and is later restored, the new effective date of this rider for the purpose of determining future increases is the policy anniversary on or next following the date of restoration.

THE INDEX WE USE TO DETERMINE THE INCREASES. We will determine an increase in the cost of living by using the Consumer Price Index (for all urban households) published by the United States Department of Labor. We have the right to choose what we believe to be an appropriate standard as a substitute for the CPI if:
(a) any alteration of the composition, base, or method of computation of the CPI is introduced which, in our opinion, makes it inappropriate for this rider; or
(b) publication of the CPI is discontinued or delayed.

HOW THE AMOUNT OF THE INCREASE IS CALCULATED. We figure the increased face amount of insurance by applying the following ratio to the face amount of insurance just before we increase it:

               CPI for the month  that is 6 months  before the  current  cost of living increase is scheduled to go into effect.
CPI Ratio =    -----------------------------------------------------------------
               CPI for the month that is 6 months before the last cost of living increase was made under this rider, or before the effective date of this rider in the case of the first increase.

The increase in amount is equal to the increased face amount of insurance minus the face amount of insurance just before the increase.

If an increase would otherwise be effective and the formula produces no increase, we will not make any change in the face amount of insurance at that time. This will have no effect on the timing of future increases.

THIS RIDER'S COST. While this rider is in effect, its charge will be part of the monthly deduction from the Policy Account. The maximum monthly charge for this benefit is shown in the Table of Maximum Monthly Charges For Benefits on Page 4 of the policy.

HOW YOU WILL BE NOTIFIED OF AN INCREASE. We will notify you in writing of an increase in the face amount of insurance before the increase is scheduled to go into effect.

The increase will be made in accordance with the section on Changing the Face Amount of Insurance described in the policy.

We will reflect any change in face amount and surrender charges by issuing a new Policy Information section of the policy.

Subject to the terms of this rider, we will automatically increase the face amount of insurance when a cost of living increase is to be effective under this rider if we are then waiving deductions in accordance with a disability rider to the policy.

THE LIMITATIONS ON INCREASES. We will make an increase in the face amount of insurance only if this rider is in effect.

In no event will any one cost of living increase be more than 50% of the face amount of insurance or $150,000, whichever is smaller.

The total of all cost of living increases under this rider cannot exceed two times the sum of the face amount of insurance at issue, or the face amount of insurance inforce on the effective date of the rider if the rider is added after issue, and any underwritten increases since that time.

R96-101 Cost of Living Rider                                 (continued on back)

WHEN THIS RIDER WILL TERMINATE. This rider will terminate:

1.  if you ask us to terminate the rider in writing; or

2. if you decline an automatic increase in writing during the period in which you have the right to examine the increase; or

3.  if the policy terminates; or

4.  following the increase at attained age 58, 59 or 60; or

5.  when the maximum increase limit has been reached.

The effective date of termination for both Item 1 and Item 2 above will be the beginning of the policy month which coincides with or next follows the date we receive your request.

If this rider terminates due to any of the first two of these reasons, you may restore it while the policy is not lapsed. This will be subject to our consent and satisfactory evidence of insurability provided to us. If the policy terminates, the rider may be restored with the policy in accordance with the policy's restoration provision. However, this rider may not be restored after the policy anniversary nearest the insured person's 57th birthday.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.

However, if this rider is added after the policy is issued the time periods referred to in the "Incontestability" and "Suicide Exclusion" provisions of the policy will be measured as to this rider from the date it becomes effective.

                         THE EQUITABLE OF COLORADO, INC.


/s/  Linda Galasso                    /s/  Samuel B. Shlesinger
     ---------------                       ---------------------
Linda Galasso                              Samuel B. Shlesinger
Vice President and                         Chairman and
Secretary                                  Chief Executive Office
R96-101